UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June 2008
Commission File Number: 001-16683

MERRILL LYNCH CANADA INC.

[Initial Depositor]
(Translation of registrant’s name into English)

CP HOLDRSSM Deposit Facility
[Issuer with respect to the receipts]

BCE Place, Suite 400
181 Bay Street
Toronto, Ontario  M5J2V8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____                                           Form 40-F______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______                                                   No    X

EXHIBITS

Exhibit 1	CP HOLDRS Trust Prospectus Supplement dated June 30, 2008 to Prospectus dated August 15, 2007.

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERRILL LYNCH CANADA INC.

Date: August 11, 2008	By:	/s/ Lynn K. Patterson
		Name:	Lynn K. Patterson
		Title:	President, Head of Global Markets